UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[ x ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

[    ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 0-19231


A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

                             REDWOOD EMPIRE BANCORP
                              111 Santa Rosa Avenue
                        Santa Rosa, California 95404-4905



       Registrant's telephone number, including area code: (707) 573-4800
                                                           --------------


--------------------------------------------------------------------------------
                                                                              1.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have (or other persons who administer the employee benefit plan) duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN




                /s/ James E. Beckwith
      By:      ________________________________________
                James E. Beckwith
                Executive Vice President and
                Chief Operating Officer



--------------------------------------------------------------------------------
                                                                              2.

                                    CONTENTS









REPORT OF INDEPENDENT AUDITORS ...............................................................................    5


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .........................................................    6

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS................................................    7

     NOTES TO FINANCIAL STATEMENTS ...........................................................................    8


SUPPLEMENTAL SCHEDULES REPORTED

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)...........................................   13










--------------------------------------------------------------------------------
                                                                              3.

                             REDWOOD EMPIRE BANCORP
                           401(k) Profit Sharing Plan

                              FINANCIAL STATEMENTS
                           December 31, 2002 and 2001












--------------------------------------------------------------------------------
                                                                              4.

                         REPORT OF INDEPENDENT AUDITORS


Redwood Empire Bancorp
401(k) Profit Sharing Plan
Santa Rosa, California

We have audited the accompanying statements of net assets available for benefits of the Redwood Empire Bancorp 401(k) Profit Sharing Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                    Crowe Chizek and Company LLC
South Bend, Indiana
May 16, 2003


--------------------------------------------------------------------------------
                                                                              5.

                                            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      December 31, 2002 and 2001

------------------------------------------------------------------------------------------------------------------------------------



                                                                                   2002               2001
                                                                                   ----               ----
ASSETS
     Investments, at fair value                                              $     3,384,321    $    3,763,665

     Cash and cash equivalents                                                        37,340             5,689

     Employer contribution receivable                                                221,602           227,882
                                                                             ---------------    --------------


NET ASSETS AVAILABLE FOR BENEFITS                                            $     3,643,263    $    3,997,236
                                                                             ===============    ==============












--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.
                                                                              6.

                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                     Year ended December 31, 2002

------------------------------------------------------------------------------------------------------------------------------------



Additions to net assets attributed to:
      Investment income (loss)
         Net depreciation in fair value of investments                                             $       (827,137)
         Interest and dividends                                                                              66,612
                                                                                                   ----------------
             Total                                                                                         (760,525)

      Contributions
         Employer                                                                                           221,602
         Participants                                                                                       449,252
         Rollovers                                                                                            4,469
                                                                                                   ----------------
             Total                                                                                          675,323
                                                                                                   ----------------

             Total                                                                                          (85,202)

Deductions from net assets attributed to:
      Benefits paid directly to participants or their beneficiaries                                         267,069
      Expenses                                                                                                1,702
                                                                                                   ----------------

             Total                                                                                          268,771
                                                                                                   ----------------

Net decrease                                                                                               (353,973)

Net assets available for benefits
      Beginning of year                                                                                   3,997,236
                                                                                                   ----------------

      End of year                                                                                  $      3,643,263
                                                                                                   ================




--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.
                                                                              7.

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Redwood Empire Bancorp (the "Company") 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan, established on January 1, 1987, is a defined contribution plan covering eligible employees of the Company. Employees must be 21 years of age and must have completed 90 days of service to be eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions: Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan also allows employer matching and non-matching contributions to be made at the discretion of the Company. The method for determining discretionary employer matching contributions for the years ended December 31, 2002 and 2001, is as follows:

                             Employee                     Percent                    Employer
                           Contribution                    Match                   Contribution

                           First $600                      100%                     $      600
                           Next $1,200                      75                             900
                           Next $2,500                      50                           1,250
                           Next $5,000                      25                           1,250

Therefore, the maximum employer matching contribution per employee for the years ended December 31, 2002 and 2001 was $4,000. There were no employer non-matching contributions during the years ended December 31, 2002 and 2001.

Participant Accounts: Each participant's account is credited with the participant's contributions, allocations of the Company's contribution, and investment earnings. Allocation of the Company contribution is based on participants' compensation, as defined in the Plan. Allocation of investment earnings is based on participants' account balances. Forfeited balances of terminated participants' non-vested accounts must first be used to reduce the Plan's administrative costs and any remaining forfeitures are to be allocated to participant accounts as an employer non-elective contribution. The benefit to which a participant is entitled is the participant's vested account balance.


--------------------------------------------------------------------------------
                                                                              8.

Forfeitures: The non-vested portion of terminated participants accounts plus earnings thereon are forfeited and can be used by the Plan to reduce the amount of future expenses incurred by the Plan. At December 31, 2002, forfeited accounts totaled $5,508 which is available to reduce future expense incurred by the Plan.

Investment Options: The Plan requires that participant accounts be invested on a self-directed basis in investment products offered by Charles Schwab & Co., Inc., which may include the purchase of the Company's stock.

Vesting: Participants are entitled to the full value of their contributions and earnings thereon at any time. The Plan provides for 20% vesting of the participant's interest in the Company's contributions for each year of service (as defined by the Plan). Upon termination of employment due to retirement, death, disability, or separation from service, the vested balances in the participants' accounts will be distributed to the participants or their beneficiaries in a lump sum, equal periodic installments in the form of an annuity, or any combination thereof, at the election of the participant or their beneficiary.

Withdrawals: A participant in the Plan may make full or partial withdrawals of funds subject to the provisions of the Plan. Terminated employees may also apply for and receive hardship withdrawals from the Plan.

Termination: The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue the Plan in whole or in part at any time by action of the Company's Board of Directors. Upon termination of the Plan, each participant's account would fully vest and be non-forfeitable.

Loan Provisions: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account valance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.25 percent to 10.50 percent.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles which significantly affect the accounting for net assets and results of operations are summarized below.

Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

Cash and Equivalents:  Includes cash and money market accounts valued at cost.

Investments: Investments are stated at fair value as determined by quoted market prices. Realized gains or losses on the sale of investments are recorded on the trade date as the difference between the proceeds received and the current value of the investments at the beginning of the year or their cost if acquired during the year. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and depreciation, net realized gains and losses on the sale of investments during the period, and is net of investment expenses.


--------------------------------------------------------------------------------
                                                                              9.

Distributions:  Distributions to participants are recorded when paid.

Use of Estimates: In preparing the financial statements of the Plan, management makes estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


NOTE 3 - INCOME TAXES

The Plan has received a favorable determination letter dated November 27, 2001 from the Internal Revenue Service as to its qualified status. The Plan administrator believes that the Plan is being operated in compliance with applicable requirements of the Internal Revenue Code and the Employee Retirement Income Security Act, and that the trust, which operates with the Plan, is exempt from income tax.


NOTE 4 - ADMINISTRATION COSTS

In accordance with the Plan, all costs and expenses of administering the Plan are borne by the Company to the extent that the costs and expenses exceed the balance in the forfeiture account, except for expenses paid to the recordkeeper and for commissions on investment transactions which are deducted from participant accounts.


NOTE 5 - INVESTMENTS

Investments representing more than 5% of the net assets available for benefits at December 31, 2002 and 2001 are as follows:

                   Investments at Quoted Market Value:                                 2002               2001
                   ----------------------------------                                  ----               ----

              Redwood Empire Bancorp common stock                                 $      456,961    $       441,515
              Firsthand Technology Value Fund                                            155,698            375,529
              Schwab S&P 500 Select Fund                                                 393,915            442,223
              Schwab Retirement Money Fund                                               247,439            201,751
              Schwab Money Market Fund                                                   218,152            143,660
              Strong Corporate Bond Fund                                                 255,419            266,228
              Artisan International Fund                                                 193,126            181,235


--------------------------------------------------------------------------------
                                                                             10.

The following table presents the net depreciation (including investments bought, sold and held during the year) in fair market value for each of the Plan's investment categories for the year ended December 31, 2002.


              Mutual funds                      $     (812,255)
              Common stock                             (14,882)
                                                --------------

                                                $     (827,137)
                                                ==============


All of the Plan's investments are uninsured.


NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others.

The Plan's investments include Redwood Empire Bancorp common stock and Schwab S&P 500 Select Fund and various Schwab money market funds which represent party-in-interest transactions that qualify as exempt prohibited transactions.

During 2002, the plan sold 2,084 shares of Redwood Empire Bancorp common stock at a range of $26.07 to $30.21 per share. During 2002, 1,242 shares of Redwood Empire Bancorp common stock were purchased at a cost ranging from $26.08 to $30.95 per share. Additionally, the Plan sold 5,619 units of Schwab S&P 500 Select Fund at a range of $13.00 to $18.02 per unit. The Plan purchased 9,699 units of Schwab S&P 500 Select Fund at a cost ranging from $12.12 to $18.09 per unit.

At December 31, 2002 and 2001, the Plan held the following party-in-interest investments (at quoted market value):

              Redwood Empire Bancorp common stock,
                17,179 and 18,021 shares                                          $      456,961    $       441,515

              Schwab S&P 500 Select Fund,
                29,050 and 24,970 units                                                  393,915            442,223

              Schwab Retirement Money Fund,
                247,439 and 201,751 units                                                247,439            201,751

              Schwab Value Advantage Money Fund,
                23,590 and 10,579 units                                                   23,590             10,579

              Schwab Money Market Fund,
                218,152 and 143,660 units                                                218,152            143,660







--------------------------------------------------------------------------------
                                                                             11.

                            SUPPLEMENTAL INFORMATION














--------------------------------------------------------------------------------
                                                                             12.

                                           REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                           December 31, 2002


Name of Plan Sponsor:                                 Redwood Empire Bancorp
                                            -------------------------------------------
Employer Identification Number:                             68-0166366
                                            -------------------------------------------
Three-digit Plan Number:                                        001
                                            -------------------------------------------

                                                               (c)
                                                    Description of Investment
                          (b)                        Including Maturity Date,                                 (e)
             Identity of Issue, Borrower,          Rate of Interest, Collateral,      (d)(1)                Current
   (a)         Lessor, or Similar Party               Par or Maturity Value            Cost                  Value
   ---         ------------------------               ---------------------            ----                  -----

    *    Redwood Empire Bancorp
           common stock                                     17,179 shares                           $       456,961

         Money Market Accounts
    *      Schwab Retirement Money Fund                    247,439 units                                    247,439
    *      Schwab Value Advantage
             Money Fund                                     23,590 units                                     23,590
    *      Schwab Money Market Fund                        218,152 units                                    218,152

         Mutual Funds
           Artisan International Fund                       13,058 units                                    193,126
           Baron Asset Fund                                  5,002 units                                    172,165
           Firsthand Technology Value Fund                   8,607 units                                    155,698
           GAM International Fund                            7,033 units                                     89,960
           Janus Mercury Fund                                7,501 units                                    110,721
           Montgomery Emerging Markets
             Fund                                            4,079 units                                     32,141
           NB Genesis Fund                                   4,362 units                                     85,749
           Oakmark Fund                                      2,893 units                                     87,013
           Pin Oak Aggressive Stock                          4,134 units                                     49,157
           RS Emerging Growth Fund                           4,121 units                                     78,914
           RS Value Plus Growth Fund                         3,603 units                                     44,569
    *      Schwab S&P 500 Select Fund                       29,050 units                                    393,915
           Sound Shore Fund                                  2,997 units                                     77,349
           Strong Corporate Bond Fund                       25,567 units                                    255,419

         Personal Choice Account                          See attached listing                              532,273

    *    Loans to Participants                            Interest rates
                                                           ranging from
                                                          5.25% to 10.50%                                    80,010
                                                                                                    ---------------

                                                                                                    $     3,384,321
                                                                                                    ===============

*    Denotes party-in-interest.
(1) Cost is not presented as all investments are participant directed investments.

 -------------------------------------------------------------------------------
                                                                            13.

     PERSONAL CHOICE ACCOUNT LISTING

                                  REDWOOD EMPIRE BANCORP 401(K) PSP
                                      ACCOUNT NUMBER: 701347-PCRA
                                  REPORTING PERIOD: 12/31/01 TO 12/31/02


 SHARES/                                                                     ENDING
 UNITS              DESCRIPTION                                              MARKET
-----------------------------------------------------------------------------------------

                    COMMON STOCK
                    ----------------------------------------------------------

      146.000       A T & T WIRELESS SERVICES                                      824.90
      100.000       ADV FIBRE COMMUN INC                                         1,668.00
      100.000       ADVANCED LTG TECH                                               33.00
      200.000       ADVANCED MICRO DEVICES                                       1,292.00
      188.000       AGILENT TECHNOLOGIES INC                                     3,376.48
      162.567       AMEREN CORP                                                  6,757.90
       50.000       AMR CORP DEL                                                   330.00
      500.000       AOL TIME WARNER INC                                          6,550.00
    3,050.000       APPLIED DIGITAL SOLUTIONS                                    1,250.50
      100.000       APPLIED MATERIALS INC                                        1,303.00
       92.000       AT & T CORP NEW                                              2,402.12
        8.000       AVAYA INC                                                       19.60
       56.123       BANK OF AMERICA CORP                                         3,904.44
      604.000       BEMA GOLD CORP                                                 785.20
      300.000       BETHLEHEM STEEL CORP                                            33.00
      102.579       BOEING CO                                                    3,384.06
        0.959       CHEVRONTEXACO CORP                                              63.77
    1,332.000       CISCO SYSTEM INC                                            17,449.20
      103.721       CLOROX CO                                                    4,278.47
       82.562       COCA COLA COMPANY                                            3,617.87
      148.000       COMCAST CORP NEW CL A                                        3,488.36
      300.000       COMPUTRZD THERML IMAGING                                        57.00
      150.000       COREL CORP                                                     120.00
      100.000       COSTCO WHSL CORP NEW                                         2,806.00
      171.000       DAIMLERCHRYSLER AG                                           5,241.15
      200.000       DELL COMPUTER CORP                                           5,348.00
       50.000       DUN & BRADSTREET CORP NEW                                    1,724.50
      500.000       E F J INC                                                      625.00
      110.000       E M C CORP MASS                                                675.40
      100.000       ELAN CORP PLC SPON ADR                                         246.00
      500.000       ELDORADO GOLD CORP NEW                                         655.00
      100.000       EPICOR SOFTWARE CORP                                           125.00
      300.000       FIRST DATA CORPORATION                                      10,623.00
      100.000       FORD MOTOR COMPANY NEW                                         930.00
      152.447       GAP INC                                                      2,365.98
       26.000       GARTNER GROUP INC CL B                                         245.70
      505.100       GENERAL ELECTRIC COMPANY                                    12,299.18
       90.000       GENESIS MICROCHIP INC                                        1,174.50
      119.364       GENUINE PARTS CO                                             3,676.40
      100.000       GLOBAL CROSSING LTD                                              1.80
      265.000       GOLDBELT RESOURCES NEW                                          13.25
      309.342       HEWLETT-PACKARD COMPANY                                      5,370.18
      300.000       HOME DEPOT INC                                               7,188.00
      200.000       IMS HEALTH INC                                               3,200.00
      350.698       INTEL CORP                                                   5,460.37


 -------------------------------------------------------------------------------
                                                                            14.

                                  REDWOOD EMPIRE BANCORP 401(K) PSP
                                      ACCOUNT NUMBER: 701347-PCRA
                                  REPORTING PERIOD: 12/31/01 TO 12/31/02


 SHARES/                                                                     ENDING
 UNITS              DESCRIPTION                                              MARKET
-----------------------------------------------------------------------------------------

                    COMMON STOCK
                    ----------------------------------------------------------

      900.000       INTERACTIVE DATA CORP                                       12,375.00
      859.000       INTL FUEL TECH INC NEW                                          85.90
      100.150       INTL SPEEDWAY CL A                                           3,734.58
       60.000       JDS UNIPHASE CORPORATION                                       148.20
       41.052       KIMBERLY CLARK CORP                                          1,948.75
      200.000       LIBERATE TECHNOLOGIES                                          286.00
        0.054       LUCENT TECHNOLOGIES INC                                          0.07
      102.831       MCDONALDS CORP                                               1,653.52
   15,200.000       MEDIZONE INTL INC                                              532.00
      230.427       MEDTRONIC INC                                               10,507.47
      300.000       MICROSOFT CORP                                              15,510.00
       53.000       MIRANT CORPORATION                                             100.17
       50.000       MONDAVI ROBERT WINERY CL A                                   1,550.00
      100.000       MOODYS CORP                                                  4,129.00
      189.366       MOTOROLA INCORPORATED                                        1,638.01
    3,880.000       NEXT LEVEL COMMUNICATIONS                                    3,142.80
       50.000       NIKE INC                                                     2,223.50
      500.000       NOKIA CORP SPON ADR F                                        7,750.00
      115.762       NORFOLK SOUTHN CORP                                          2,314.08
      150.000       OFFICE DEPOT INC                                             2,214.00
      548.000       ORACLE CORPORATION                                           5,918.40
      383.882       PFIZER INCORPORATED                                         11,735.27
      500.000       PORTAL SOFTWARE INC                                            404.00
       80.000       QUALCOMM INC                                                 2,911.20
       20.000       R H DONNELLEY CORPNEW                                          586.20
      100.000       SAFETY-KLEEN CORP NEW                                            6.00
      100.000       SAFEWAY                                                      2,336.00
      148.429       SOUTHERN CO                                                  4,213.89
      400.000       STARBUCKS CORP                                               8,152.00
      320.000       SUN MICROSYSTEMS INC                                           995.20
       10.000       SYNAVANT INC                                                     9.30
      700.000       SYQUEST TECH INC NEW                                             0.21
    3,300.000       TEKELEC                                                     34,485.00
      301.422       TYCO INTL LTD NEW                                            5,148.29
       50.000       UAL CORP                                                        71.50
      145.000       VERISIGN INC                                                 1,162.90
      900.000       VICEROY RESOURCE CORP                                          225.00
      200.000       VITESSE SEMICONDUCTOR CORP                                     437.00
      101.556       WAL-MART STORES INC                                          5,129.60
      100.000       WEBVAN GROUP INC                                                 0.01
    1,175.000       WORLDCOM INC                                                   162.15
       47.000       WORLDCOM INC - MCI GROUP                                         8.46
      100.000       XIN NET CORP                                                     6.50
       50.000       YAHOO! INC                                                     817.50
                                                                            -------------
                                                                               289,747.91


 -------------------------------------------------------------------------------
                                                                            15.

                                  REDWOOD EMPIRE BANCORP 401(K) PSP
                                      ACCOUNT NUMBER: 701347-PCRA
                                  REPORTING PERIOD: 12/31/01 TO 12/31/02


 SHARES/                                                                     ENDING
 UNITS              DESCRIPTION                                              MARKET
-----------------------------------------------------------------------------------------

                    MUTUAL FUNDS
                    ----------------------------------------------------------

      493.395       AMERICAN CENTURY ULTRA FUND                                 10,450.11
    1,635.857       BERGER GROWTH FUND                                           8,130.21
      281.450       BURNHAM FINANCIAL SERVICES FD                                5,158.98
    1,367.746       COLUMBIA SPECIAL FUND CL Z                                  20,228.96
    1,675.381       DREYFUS SMALL CAP STOCK INDEX                               20,908.75
      749.453       FEDERATED HIGH-YIELD TRUST                                   4,017.07
       37.962       FIRSTHAND TECHNOLOGY VALUE FD                                  686.73
      728.200       HENNESSY CORNERSTONE GROWTH FUND                             9,663.21
      758.725       ICON INFORMATION TECHNOLOGY FD CL A                          4,522.00
       98.756       INTERNET FUND                                                1,648.24
    1,804.181       INVESCO SELECT INCOME FUND                                   9,381.74
      275.819       JANUS BALANCED FUND                                          4,931.64
      356.292       JANUS OVERSEAS FUND                                          5,447.70
      289.931       JANUS WORLDWIDE FUND                                         9,315.48
      177.293       NAVELLIER LARGE CAP GROWTH FD                                2,161.20
    1,610.619       NB GUARDIAN FD                                              17,104.77
      357.200       PBHG GROWTH FUND                                             5,065.10
      283.904       PBHG SELECT EQUITY FUND                                      4,573.69
        7.255       PROFUNDS ULTRA OTC FUND                                         78.28
    1,284.551       RYDEX OTC FUND                                               8,722.10
      724.846       SCHWAB S&P 500 INV SHS                                       9,814.41
      472.436       SCHWAB 1000 FUND                                            11,744.76
      793.328       STRONG GROWTH 20 FUND                                        8,084.01
      317.843       VANGUARD F-1 SECS GNMA PORTFOLIO                             3,416.81
                                                                            -------------
                                                                               185,255.95

                    UNIT INVESTMENT TRUSTS
                    ----------------------------------------------------------

    2,350.000       NASDAQ 100 SHARES                                           57,269.50
                                                                            -------------
                                                                                57,269.50
                                                                            -------------

                                                                               532,273.36
                                                                            =============

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                                                                            16.